Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kuleana Spirits, Inc.
61-3270 Maluokalani St. #B6
Kamuela, HI 96743
https://kuleanarum.com/

Up to $1,234,999.80 in Series C Preferred Stock at $0.59
Minimum Target Amount: $14,999.57

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Kuleana Spirits, Inc.
Address: 61-3270 Maluokalani St. #B6, Kamuela, HI 96743
State of Incorporation: DE
Date Incorporated: August 01, 2017

Terms:

Equity

Offering Minimum: $14,999.57 | 25,423 shares of Series C Preferred Stock
Offering Maximum: $1,234,999.80 | 2,093,220 shares of Series C Preferred Stock
Type of Security Offered: Series C Preferred Stock
Purchase Price of Security Offered: $0.59
Minimum Investment Amount (per investor): $499.73

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Alcohol Beverage Wholesale or Retailer Licenses Notice</u>

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

<u>Investment Incentives & Bonuses*</u>

<u>Loyalty Bonus | 5% Bonus Shares</u>

As you have previously invested in Kuleana Spirits, Inc., you are eligible for additional 5% bonus shares.

<u>Reservation Bonus | 5% Bonus Shares</u>

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

<u>Flash Perk</u>

Invest $5,000+ on days 60-67 of the offering and receive 5% bonus shares

<u>Time-Based Perks</u>

Early Bronze

Invest $1,000+ within the first 72 hours and receive 2% bonus shares.

Early Silver

Invest $2,500+ within the first two weeks and receive 4% bonus shares.

Early Gold

Invest $5,000+ within the first two weeks and receive 6% bonus shares.

Early Double Gold

Invest $10,000+ within the first two weeks and receive 10% bonus shares.

Early Platinum

Invest $25,000+ within the first two weeks and receive 15% bonus shares.

<u>Volume-Based Perks</u>

Bronze | $1,000+

Invest $1,000+ and receive a $10 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Silver | $2,500+

Invest $2,500+ and receive $20 off promo code + $50 gift card to be used at Kuleana Rum Shack + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Gold | $5,000+

Invest $5,000+ and receive a $30 off promo code + $100 gift card to be used at Kuleana Rum Shack + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Double Gold | $10,000+

Invest $10,000+ and receive 5% bonus shares + a $250 gift card to be used at Kuleana Rum Shack + $40 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code) + Private Tasting with Founder for up to 8 people (travel not included).

Platinum | $25,000+

Invest $25,000+ and receive 10% bonus shares + a VIP Tour and Tasting for up to 12 people (travel not included) + $250 gift card to be used at Kuleana Rum Shack + $50 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Owners' Bonus</u>

Kuleana Spirits, Inc. (dba "Kuleana Rum Works") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $0.59 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $59. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Kuleana Spirits, Inc. (dba "Kuleana Rum Works" or the "Company") was founded on the island of Hawaiʻi in 2013 to make and share exquisite rum, celebrating the richness of Hawaii's culture. We are here to elevate rum by celebrating it as a world-class spirit. We do this by making rum from the best ingredients on Earth and without added sweeteners, flavors or coloring.

The Company was originally formed as Company Rum LLC, a Hawaii limited liability company, on January 18, 2013. On August 1, 2017, the Company converted to Kuleana Spirits, Inc., a Delaware corporation. On May 18, 2023, the Company registered in Hawaii under the trade name "Kuleana Rum Works."

The Company has trademarks for each of its rums and the name of the Company. The Company has no issued or pending patents.

Competitors and Industry

With a market valuation of more than $12B in 2023, Rum is a huge category in the spirits world.

As with the whiskey and tequila boom of the 2000s and 2010s, there is a shift in consumer preferences to super-premium spirits and, according to Diagio, the super-premium rum market is in "the early stages of premiumization," showing a compound annual growth rate of 27% in the U.S.

And because the vast majority of rum sold in the US is made with additives; Kuleana Rum Works is in a unique position to lead the premiumization effort with their offerings that are free of added colors, flavors, or sweeteners.

Additionally, while the vast majority of rum is made from molasses or dried sugar, Kuleana Rum Works makes rum from fresh sugarcane juice, something only about 3% of the world's rum can claim.

Current Stage and Roadmap

Kuleana launched in 2017 with a great story: making world-class rum from the fresh juice of Hawaiian heirloom sugarcane and a commitment to not use added sweeteners, colorings, or flavors.

Then they worked on making sure the rum was of the highest quality. Since selling its first rum in 2018, Kuleana Rum has been named among some of the best rum in the world by Forbes, the Wine Enthusiast, and the San Francisco and New York World Spirits Competitions.

Most recently, Kuleana Rum Works has recently completed a multi-million dollar capital improvement program to allow it to scale to 50,000 9-liter cases a year and beyond. The Company also secured a national distribution agreement from the country's largest spirits distributor and is currently offered in 12 states and growing.

Over the next five years, we plan on increasing our distribution from 12 states to all 50 and internationally. We believe we have positioned ourselves to grab a large percentage of the quickly growing Super Premium rum segment.

The Team

Officers and Directors

Name: Steve Jefferson

Steve Jefferson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, and Director
  Dates of Service: January, 2013 - Present
  Responsibilities: Steve is the Co-Founder, CEO, and Director of Kuleana Spirits.

Name: Charles Sander

Charles Sander's current primary role is with Managed Methods, Inc. Charles Sander currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Charles is a Co-Founder and Director of Kuleana Spirits.

Other business experience in the past three years:

- Employer: Managed Methods, Inc
  Title: Chairman & CEO
  Dates of Service: February, 2014 - Present
  Responsibilities: Co-Founder and leader of the company.

Name: David Perkins

David Perkins's current primary role is with Tire Kickers LLC. David Perkins currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October, 2017 - Present
  Responsibilities: Member of the Board of Directors.

Other business experience in the past three years:

- Employer: O'Shaughnessy Distilling Co.
  Title: Liquid Collaborator, Advisor, Board Member
  Dates of Service: November, 2020 - Present
  Responsibilities: Advise CEO, COO, and company Board on commercial and operations strategy.

Other business experience in the past three years:

- Employer: Tire Kickers LLC
  Title: CEO
  Dates of Service: April, 2017 - Present
  Responsibilities: Manage investment portfolio.

Name: David Lewis

David Lewis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Principal Accounting Officer, and Secretary
  Dates of Service: October, 2016 - Present
  Responsibilities: CFO & General Manager. Involved in all facets of Company decision making – focusing on making sure the Company grows within its means – accounting, budgeting, forecasting.

Name: Matt Mitchell-Hardt

Matt Mitchell-Hardt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Sales Officer
  Dates of Service: February, 2024 - Present
  Responsibilities: Matt leads Kuleana Rum Works sales strategy and brand development by driving execution across the organization with Kuleana distributor partners as well as Key Accounts. Matt's focus is on refining key performance indicators and collaboration across departments to optimize the Company's growth strategy.

Other business experience in the past three years:

- Employer: Tanteo Spirits LLC
  Title: Vice President of Sales
  Dates of Service: January, 2020 - January, 2024
  Responsibilities: VP of Sales.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Series C Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be

able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series C Preferred Stock in the amount of up to $1.24M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Series C Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series C Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Kuleana Spirits, Inc. was formed on August 1, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Kuleana Spirits, Inc. has incurred a net loss since inception. We don't intent to pay dividends, but are concentrating on creating maximum enterprise value for shareholders.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. We defend our brands through reliance on trademark protections. If we are unable to prevent other companies from infringing our trademarks, our ability to compete in the marketplace will be impaired.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic

environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. We operate a farm to grow our sugarcane, and the loss of those crops would cause significant harm to our ability to produce rum.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory Compliance

Changes in alcohol regulations or licensing requirements can impact the production and sale of spirits. Non-compliance may lead to fines or closure of the business.

Supply Chain Disruptions

Dependence on specific suppliers for rum production or restaurant ingredients can expose the business to disruptions due to supply chain issues, weather events, or geopolitical factors.

Health and Safety Concerns

Foodborne illnesses, accidents, or health code violations in the restaurant can lead to legal consequences, reputation damage, and financial losses.

Market Competition

Intense competition in both the spirits and restaurant industries can impact market share and profitability. Changes in consumer preferences may also affect sales.

Economic Downturn

Economic recessions or downturns may lead to decreased consumer spending on luxury items such as premium spirits and dining out.

Brand Reputation

Negative reviews, incidents of food poisoning, or product recalls can harm the brand reputation, leading to decreased customer trust and loyalty.

Fluctuating Commodity Prices
Volatility in the prices of key commodities like sugar, molasses, or other ingredients used in rum production can impact production costs and profit margins.

Global Events and Pandemics
Events such as pandemics, natural disasters, or political instability can disrupt supply chains, impact tourism (affecting restaurant traffic), and create economic uncertainties.

Taste Trends and Consumer Preferences
Rapid changes in consumer preferences or emerging health trends may impact the demand for certain spirits or restaurant offerings, requiring adaptability and innovation.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Charles Sander (incl. entities owned or controlled by him)	2,234,583	Common Stock	18.32%
Charles Sander (incl. entities owned or controlled by him)	2,299,946	Series A Preferred Stock	
Charles Sander (incl. entities owned or controlled by him)	1,739,252	Series B Preferred Stock	
Steve Jefferson (incl. shares owned by Jacqueline Jefferson)	4,939,663	Common Stock	11.57%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, and 2023 SAFE Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,093,220 of Series C Preferred Stock.

Common Stock

The amount of security authorized is 58,530,785 with a total of 16,773,884 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 4,258,256 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 3,202,800 shares to be issued pursuant to stock options, reserved but unissued.

Series A Preferred Stock

The amount of security authorized is 14,478,323 with a total of 14,478,323 outstanding.

Voting Rights

One vote per share.

Material Rights

The holders of Series A Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0204 per share of Series A Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series A Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.4076, payable pari passu with any proceeds payable on the Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series A Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Series B Preferred Stock

The amount of security authorized is 11,435,736 with a total of 11,435,736 outstanding.

Voting Rights

One vote per share.

Material Rights

The holders of Series B Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0257 per share of Series B Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series B Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.5137, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series B Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Series C Preferred Stock

The amount of security authorized is 11,016,949 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series C Preferred Stock.

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g)(i-ii) in the Subscription Agreement.

The holders of Series C Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0295 per share of Series C Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C-1 Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series C Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.59, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series C Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Series C-1 Preferred Stock

The amount of security authorized is 4,825,893 with a total of 0 outstanding.

Voting Rights

One vote per share.

Material Rights

PLEASE BE AWARE, although no shares of Series C-1 Preferred Stock are outstanding as of the commencement of this offering, 4,825,893 shares of Series C-1 Preferred Stock shall be issued immediately following the commencement of this offering. Such shares shall be issued to existing investors holding SAFE (simple agreement for future equity) agreements in an aggregate purchase amount of $2,268,175. Such shares of Series C-1 Preferred Stock shall be issued at a conversion price equal to 80% of the Series C offering price.

The holders of Series C-1 Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0295 per share of Series C-1 Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series C-1 Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.59, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

The holders of Series C-1 Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

2023 SAFE Notes

The security will convert into Series c-1 preferred stock and the terms of the 2023 SAFE Notes are outlined below:

Amount outstanding: $2,268,175.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Next Preferred Stock equal to the Purchase Amount divided by the Discount Price.

Material Rights

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Therefore, 4,825,893 shares of Series C-1 Preferred Stock shall be issued immediately following the commencement of this offering.

What it means to be a minority holder

As a minority holder of Series C Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of the company. An increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible note or warrants) into stock.

If the Company issues more shares, an investor could experience value dilution, with each share being worth less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company's business).

Although no shares of Series C-1 Preferred Stock are outstanding as of the commencement of this offering, 4,825,893 shares of Series C-1 Preferred Stock shall be issued immediately following the commencement of this offering. Such shares shall be issued to existing investors holding SAFE (simple agreement for future equity) agreements in an aggregate purchase amount of $2,268,175. Such shares of Series C-1 Preferred Stock shall be issued at a conversion price equal to 80% of the Series C offering price.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series B Preferred Stock
  Type of security sold: Equity

Final amount sold: $5,699,627.00
Number of Securities Sold: 11,435,736
Use of proceeds: General working capital.
Date: November 15, 2022
Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $2,268,175.00
  Use of proceeds: General working capital.
  Date: December 08, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In the food and beverage industry, a company's valuation is most often determined by a combination of the volume of products sold, gross margins, and year-over-year growth. Over the past five years of business since incorporation, our focus has been on award-winning product quality, expanding our presence in the Hawaii market through on-premise and off-premise sales, and the success of our Kuleana Rum Shack visitor center. To support continued growth in Hawaii and build upon our sales momentum on the mainland, we have invested heavily in expanding production capacity and a sales team to support our considerable growth goals rather than immediate profits.

Year ended December 31, 2022, compared to the year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $3,581,394, compared to $2,903,037 in fiscal year 2021. Sales growth of 23.4% year over year was achieved from a combination of increased visitor traffic and sales at the Kuleana Rum Shack, as well as a 27.4% growth in distributed rum sales throughout our home state.

Cost of sales

The cost of sales in fiscal year 2022 was $2,550,194, an increase of $416,259 from $2,133,935 in fiscal year 2021. The increase in cost of sales was primarily due to increased labor expenses and cost of food and beverages sold at our visitor center.

Gross margins

2022 gross profit for fiscal year 2022 was $1,031,200, an increase of $262,098 from $769,102 in fiscal year 2021. While gross margins as a percentage of revenues increased from 26.5% in 2021 to 28.8% in fiscal 2022, we continued to invest in the personnel and equipment necessary to drive our margin much higher going forward.

Expenses

The Company's expenses consist of, among other things, sales and marketing expenses, rent, compensation and benefits for general and administrative staff, fees for professional services, as well as research and development expenses. Expenses for fiscal year 2022 were $2,933,499 compared to $2,562,021 in fiscal year 2021. This increase in expenses was due primarily to increased sales and marketing spending on the mainland to build brand awareness, as well as increased rent expenses at our distillery related to our capacity expansion plans.

Historical results and cash flows:

The Company is currently in the operating expansion and growth stage and is revenue-generating. We believe the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect to continue growing our rum sales and production. Past cash was primarily generated through equity offerings; revenues from product sales and government grants, and we expect growth in rum sales as we prioritize the continued growth of existing markets while adding new ones. Inability to raise sufficient capital will hamper our ability to meet our growth goals.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 12, 2024, the Company has capital resources available in the form of $424,039 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised on this platform will help to accelerate the growth of Kuleana Rum Works, however they are not critical to our existing operations. Without this crowdfunding, we will pursue other outlets to raise the necessary capital or choose to slow down growth and focus on break-even.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company if we want to achieve growth at the rate we have planned and have the potential to accomplish. Funds raised from this campaign, along with revenues generated from ongoing sales, will be used for sales and marketing. We intend to use all of our resources to grow the enterprise value of this company to the benefit of its shareholders. Of the total funds that the Company has, ~55% would be made up of funds raised from the crowdfunding campaign, assuming a maximum raise.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to keep operating, but we would have to make adjustments to our growth strategy and concentrate on maxmizing profit vs. expansion. We believe, based on past performance, we can operate the Kuleana Rum Shack at a positive net operating income. Further, rum sales in Hawaii (our largest market) can be profitable if we slow investment in expanding markets. We would have to cut sales and marketing outside of Hawaii. Other options to make up for an incomplete maximum funding of this round include returning to our current investors for more capital and/or offerings to new investors, as we have in the past. We have also recently opened a Tasting Room, which can be used to host lucrative private events and maintain positve cash-flow to earmark to sales and markting for the distillery operations.

Our 2024 Plan calls for a burn rate of $125k/month, 86 percent of which is earmarked to Sales and Marketing. This is a similar burn rate we have had for the last three years. We anticipate this to remain steady, but will make adjustments as required to meet company objectives.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to hit break even. We plan on raising capital as needed based on the results from prior raises, to hit our goal of 75,000 9-liter case sales by 2030.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Kuleana Rum Works has contemplated additional future sources of capital, including capital contributions, lines of credit, and other future capital raises. We have raised in excess of $13M from accredited investors and we are excited about crowdfunding as it is important to build significant enterprise value for all of our investors and crowdfunding is a great way to build a legion of investor/ambassadors that will help draw demand from stores, bars, and restaurants all over the country.

Indebtedness

- Creditor: US Small Business Administration
  Amount Owed: $510,077.47
  Interest Rate: 3.75%
  Maturity Date: July 12, 2050

Certain assets of the Company have been pledged as collateral for this note.

Related Party Transactions

- Name of Entity: Charles Sander
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchase of SAFE on April 25, 2023.
  Material Terms: SAFE having Purchase Amount of $200,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

- Name of Entity: Charles Sander
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchase of SAFE on September 12, 2023
  Material Terms: SAFE having Purchase Amount of $200,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

- Name of Entity: Stratos Equity, LLC
  Names of 20% owners: Charles Sander
  Relationship to Company: Entity owned by director Charles Sander
  Nature / amount of interest in the transaction: Purchase of SAFE on November 20, 2023.
  Material Terms: SAFE having Purchase Amount of $350,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

- Name of Entity: Tim Jefferson
  Relationship to Company: Brother of Chief Executive Officer Steve Jefferson.
  Nature / amount of interest in the transaction: Purchase of SAFE on May 3, 2023.
  Material Terms: SAFE having Purchase Amount of $100,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

- Name of Entity: Charles Sander
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchase of SAFE on February 1, 2024
  Material Terms: SAFE having Purchase Amount of $150,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

- Name of Entity: Stratos Equity, LLC
  Names of 20% owners: Charles Sander
  Relationship to Company: Entity owned by director Charles Sander
  Nature / amount of interest in the transaction: Purchase of SAFE on February 1, 2024
  Material Terms: SAFE having Purchase Amount of $150,000 and convertible into shares of Series C-1 Preferred Stock in connection with this offering.

Valuation

Pre-Money Valuation: $25,185,886.37

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock; and

(ii) all outstanding and reserved options with a right to acquire shares are exercised.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,268,175 in SAFE Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Kuleana Rum Works, established in 2013, makes some of the highest-rated rums in the world according to the Beverage Testing Institute and World Spirits Competitions, using fresh Hawaiian sugarcane juice and without the use of any additives. We also make innovative blends from the finest rums we source around the world. As such, Kuleana Rum Works has positioned itself as a leading player in the rum industry, embodying a commitment to sustainability, regenerative farming, and producing high-quality spirits that celebrate the essence of Hawai'i. We feel the Company's recent financial performance underscores its growth, with rum sales increasing from $291k in 2019 to $1.1M in 2023, reflecting a 282 percent increase.

Vertical Integration

As Farmers, Distillers, and Blenders, Kuleana does every aspect of spirits making, something very few spirits companies can claim. Forbes and the Beverage Testing Institute called their flagship product, Hawaiian Rum Agricole, the world's "top Unaged Fresh Cane Juice Rum". Made of heirloom Hawaiian sugarcane grown on our 44-acre farm in Kohala, the Hawaiian Rum Agricole is sold by itself and used as the magic ingredient in three blends, each of which has also earned some of the highest ratings in the rum world.

Based on our current depletion (sales of rum from our distributors to bars, restaurants, and stores) CAGR of more than 40% since 2021, we think we can deplete more than 75,000 9-liter cases by 2030 and earn a valuation of $150M or higher based on an industry multiple of $2,000/9-liter case.

Valuation and Comparable Companies:

We've fine-tuned our production process and we feel we are now ready to scale. The money raised in this offering will be used to further focus on the Company's brand building/ sales & marketing. Based on our proven sales velocity growth, the numerous high-quality accolades we have been awarded for our products, and our comprehensive (and very uncommon) vertical integration, we think we can get a multiple higher than a typical spirits company.

Our current pre-money valuation is set based on valuations that have been used for two of the Company's previous fundraising rounds.

In 2017 we raised $5.7M (Series A) on a $6M pre-money valuation, resulting in a post-money valuation of $11.7M. Between 2019 and 2022, we raised $5.7M (Series B) on a $15M pre-money valuation for a post-money valuation of $20.7M (or a 77% increase vs. the post-money Series A). This time, we are raising our valuation by 22% from the Series B post-money valuation based on the several factors outlined below.

Operational Excellence:

One key aspect of Kuleana Rum Works' success lies in its strategic investments into its own operations. Since 2021, the Company has doubled its depletions (rum sales to bars and stores), which we believe indicates a robust demand for its products. Noteworthy upgrades to production capabilities and the farm, along with a significant $1.5 million capital expenditure in the distillery, showcase the Company's commitment to operational excellence and quality improvement.

Key Advisors include whiskey and blending legend, David Perkins, Founder of High West Distillery; and Gilles Cognier, former 30-year manager of Distilerie La Manuy, in Martinique and one of the world's leading authorities on making rum from fresh sugarcane juice.

Market Expansion:

With a national deal with the country's biggest distributor and a depletion CAGR of more than 40 percent since 2021, Kuleana Rum Works has successfully expanded its footprint to 12 states and counting. The Company's presence in multiple states reflects a strong market penetration strategy, enabling it to tap into diverse consumer preferences and regional markets.

Brand Recognition and Quality:

Earning a reputation as one of the highest-rated rums globally is a testament to Kuleana Rum Works' commitment to quality. The accolades contribute to brand recognition and consumer trust, driving sales and further establishing the Company as a leader in the industry. Highly acclaimed awards include several Gold and Double Gold medals from the San Francisco and New York World Spirits Championship competitions, Platinum medals from the Beverage Testing Institute (BTI); and being named as the third best rum in the world from Wine Enthusiast; and the "World's Top Rum" in two different categories, from Forbes and BTI.

Diversification:

The Kuleana Rum Shack, the Company's primary marketing vehicle, has become a significant revenue stream for the Company, attracting more than 70,000 visitors annually to learn about the rum through tastings, master classes, amazing cocktails, and elevated island cuisine. This diversification beyond product sales adds resilience to the business model and contributes to a comprehensive, farm-to-table brand experience for consumers that is exceptionally rare in the spirits world.

Given the above analysis, the Company believes an increase of 21% to its post-money Series B valuation of $20.7M is justified and reasonable. The Company has accordingly set its pre-money valuation for this offering as $25,185,886.37.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.57 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Sales
  60.5%
  Funds will be used for salaries and T&E expenses for our sales staff, as well as hiring new salespeople in new markets as we expand.

- Marketing
  33.0%
  Funds will be used for events, trade shows, promotions, social media, and public relations efforts designed to create demand for consumers of stores, restaurants, and bars.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://kuleanarum.com/ (https://kuleanarum.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kuleanaspirits

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kuleana Spirits, Inc.

[See attached]

Kuleana Spirits, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Kuleana Spirits, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
February 16, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	670,323	1,424,628
Accounts Receivable	130,244	166,280
Grants Receivable	104,368	709,644
Prepaid Expenses	5,934	13,713
Inventory	1,744,501	1,441,186
Total Current Assets	2,655,370	3,755,451
Non-current Assets		
Furniture & Fixtures, Land, Buildings, Equipment, Infrastructure, Right of Use: Leasehold Improvements, and Computers & Electronics, net of Accumulated Depreciation	3,797,311	3,336,258
Right of Use Assets: Visitor Center & Distillery/Office	2,908,887	3,194,959
Security Deposits	108,088	70,364
Total Non-Current Assets	6,814,286	6,601,581
TOTAL ASSETS	9,469,656	10,357,032
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	143,765	74,793
Accrued Expenses	178,711	188,860
Short Term Lease Liability	190,399	177,463
Current Portion of Long Term Debt	29,940	3,319
Total Current Liabilities	542,815	444,435
Long-term Liabilities		
Long-Term Lease Liability	2,908,887	3,099,287
Lease Liability - Leasehold Improvements	349,290	407,505
Notes Payable	469,960	149,900
Total Long-Term Liabilities	3,728,137	3,656,692
TOTAL LIABILITIES	4,270,952	4,101,127
EQUITY		
Common Stock	931	931
Preferred Stock	2,591	2,381
Additional Paid in Capital	11,245,569	10,166,243
Accumulated Deficit	(6,050,387)	(3,913,650)
Total Equity	5,198,704	6,255,905
TOTAL LIABILITIES AND EQUITY	9,469,656	10,357,032

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	3,581,394	2,903,037
Cost of Revenue	2,550,194	2,133,935
Gross Profit	1,031,200	769,102
Operating Expenses		
Advertising and Marketing	257,086	140,740
General and Administrative	1,855,940	1,554,390
Rent and Lease	516,636	461,721
Depreciation	303,837	405,170
Total Operating Expenses	2,933,499	2,562,021
Operating Income (loss)	(1,902,299)	(1,792,919)
Other Income		
Other	44,272	1,655,242
Total Other Income	44,272	1,655,242
Other Expense		
Other	278,710	162,052
Total Other Expense	278,710	162,052
Earnings Before Income Taxes	(2,136,737)	(299,729)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(2,136,737)	(299,729)

Statement of Changes in Shareholder Equity

	Common Stock		Series A and Series B Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	9,312,828	931	21,572,932	2,157	9,015,966	(3,613,921)	5,405,133
Issuance of Preferred Stock	-	-	2,239,636	224	1,150,277	-	1,150,501
Net Income (Loss)	-	-	-	-	-	(299,729)	(299,729)
Ending Balance 12/31/2021	9,312,828	931	23,812,568	2,381	10,166,243	(3,913,650)	6,255,905
Issuance of Preferred Stock	-	-	2,101,491	210	1,079,326	-	1,079,536
Net Income (Loss)	-	-	-	-	-	(2,136,737)	(2,136,737)
Ending Balance 12/31/2022	9,312,828	931	25,914,059	2,591	11,245,569	(6,050,388)	5,198,704

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,136,737)	(299,729)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	303,837	405,170
Accounts Payable and Accrued Expenses	34,291	122,836
Inventory	(303,315)	(236,127)
Accounts/Grants Receivable	641,313	(815,386)
Prepaid Expenses	(29,946)	268,274
PPP Loan Forgiveness	-	(577,003)
Other	74,925	77,724
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	721,105	(754,512)
Net Cash provided by (used in) Operating Activities	(1,415,632)	(1,054,241)
INVESTING ACTIVITIES		
Equipment	(764,890)	(408,779)
Net Cash provided by (used by) Investing Activities	(764,890)	(408,779)
FINANCING ACTIVITIES		
Proceeds from Notes Payable, net of Repayment	346,681	573,015
Proceeds from Preferred Stock	210	224
Proceeds from Additional Paid-in Capital	1,079,326	1,150,277
Net Cash provided by (used in) Financing Activities	1,426,217	1,723,516
Cash at the beginning of period	1,424,628	1,164,132
Net Cash increase (decrease) for period	(754,305)	260,496
Cash at end of period	670,323	1,424,628

Kuleana Spirits, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Kuleana Spirits, Inc. (dba "Kuleana Rum Works" or the "Company") is a C-Corp. organized under the laws of the state of Delaware on August 1st, 2017. The Company's operations consist of a farm in Kohala, HI where it cultivates and harvests Hawaiian ko, or sugarcane, as well as a distillery in Kawaihae, HI where it distills, blends, packages and distributes a variety of award-winning rums. The Company's rums are distributed throughout the state of Hawaii as well as in 11 states on the mainland. The Company also owns and operates a hospitality business (bar, restaurant and tasting room) that showcases its rums to the public.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue from sales of food, beverages, rum bottles and retail merchandise is recognized at the point of sale, which is when the customer pays for the order. For transactions involving gift cards, revenue is recognized when the gift card is redeemed for goods or services. Revenue from distillery tours, events, or tastings is recognized at the time of the event or when the service is provided, depending on the terms of the agreement with the customer. The Company's performance obligation for distillery tours, events, and tastings is to satisfy the terms agreed upon with customers. Revenue from the sale of distilled spirits is recognized when control of the goods is transferred to the customer. This typically occurs upon shipment or delivery, depending on the agreed-upon terms with the customer. The Company had a gift card liability of $10,251 as of December 31st, 2022.

Concentration of Revenue

As of December 31, 2022 and 2021, respectively, one customer accounted for approximately 14.0% and 13.6% of the Company's total revenue.

Other Income

The Company incurred other income of $44,272 and $1,655,242 in 2022 and 2021, respectively. The amounts primarily consist of grant income and PPP loan forgiveness.

Other Expenses

The Company incurred other expenses of $278,710 and $162,052 in 2022 and 2021, respectively. The amounts primarily consist of inventory impairment of $275,640 in 2022 and termination fees of $105,786 and loss on a disposal of an asset of $56,266 in 2021.

Grant Receivable

The Company had grant receivables of $104,468 and $709,644 as of December 31st, 2022 and 2021, respectively. The amounts primarily consist of government grants such as the Employee Retention Credit as well as the restaurant revitalization fund related to the COVID-19 pandemic.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost
Furniture & Fixtures	10-15	319,868
Land	Infinite	752,244
Buildings & Building Equipment, Infrastructure, & Right of Use: Leasehold Improvements	10	3,695,626
Computers & Electronics	5	13,642
Grand Total Cost	-	**4,781,381**
Less Accumulated Depreciation	-	(984,070)
Less Disposals in 2022	-	-
Book Value as of 12/31/22	-	**3,797,311**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $1,744,501 as of December 31st, 2022, consisting of $388,137 in finished goods, $330,424 in packaging, $777,417 in WIP, $246,065 in purchased distilled spirits, and $2,458 in other miscellaneous inventory items. The Company values its inventory using the LIFO (Last-In, First-Out) method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value per Share
Nonvested shares, January 1, 2021	27,708	$ 0.12
Granted	-	$ -
Vested	(27,708)	$ 0.12
Forfeited	-	$ -
Nonvested shares, December 31, 2021	-	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2022	-	$ -

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	2,330,082	$0.086
Granted	816,575	$0.12
Exercised	-	$ -
Expired/cancelled	(363,000)	$0.16
Total options outstanding, December 31, 2021	2,783,657	$0.097
Granted	2,753,600	$0.16
Exercised	-	$ -
Expired/cancelled	(25,000)	$0.10
Total options outstanding, December 31, 2022	5,512,257	$0.128

Options exercisable, December 31, 2022	3,009,355	$0.152

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	603,518	$0.16
Granted	816,575	$0.16
Vested	(269,635)	$0.16
Forfeited	(363,000)	$0.16
Nonvested options, December 31, 2021	787,458	$0.16
Granted	2,753,600	$0.16
Vested	(1,013,156)	$0.16
Forfeited	(25,000)	$0.16
Nonvested options, December 31, 2022	2,502,902	$0.16

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, California, and Hawaii. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Please see the "Note 7 – Subsequent Events" disclosure for details of SAFE agreements entered into with related parties after December 31st, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

<u>Rent and Lease</u>

The Company leases its distillery and office space under a 56-month operating lease requiring monthly payments of $8,438. The current lease expires on December 31st, 2024, and is cancelable upon three months prior written notice. The current lease also gives the Company the option to extend the term for an additional 4 years beyond December 31st, 2024.

The Company leases space for its Kuleana Rum Shack visitor center and tasting room under a 10-year operating lease starting in 2019 requiring monthly payments of the following: $14,981 in year one, $15,408 in year two, $15,873 in year three, $16,339 in year four, $16,844 in year five, $22,471 in year 6, $23,170 in year 7, $23,868 in year 8, $24,567 in year 9, $25,304 in year 10. The lease required a security deposit of $46,668. The current lease expires on December 31st, 2028, and is cancelable upon three months prior written notice. The current lease also gives the Company the option to extend the term for an additional 5 years beyond December 31st, 2028.

	Year Ending
Lease expense	2022-12
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	747,022
Short-term lease expense *	
Variable lease expense	-
Sublease income *	
Total	747,022

Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	-
Financing cash flows from finance leases (i.e. principal portion)	-
Operating cash flows from operating leases	589,032
ROU assets obtained in exchange for new finance lease liabilities	-
ROU assets obtained in exchange for new operating lease liabilities	3,442,212
Weighted-average remaining lease term in years for finance leases	-
Weighted-average remaining lease term in years for operating leases	10
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	3.75%

Maturity Analysis	Finance	Operating
2023-12	-	303,372
2024-12	-	370,896
2025-12	-	379,284
2026-12	-	387,660
2027-12	-	396,048
Thereafter	-	1,923,132

Total undiscounted cash flows	-	3,760,392
Less: present value discount	-	(661,105)
Total lease liabilities	-	3,099,287

Lease Liability - Leasehold Improvements

The Company is entitled to a tenant improvement allowance of up to $582,150 for the construction and installation of leasehold improvements. The expenses related to this allowance were paid directly by the landlord and the Company did not receive the funds related to these improvements.

The Company recorded the total amount paid by the landlord on behalf of the Company as a debit to leasehold improvements and a credit to Lease Liability – Tenant Improvements. The tenant improvements will be amortized over the life of the lease, along with any other tenant improvement assets. The lease liability will be amortized as a reduction to rent expense over the life of the lease. The monthly amortization amount is calculated by dividing the total allowance ($582,150) by the life of the lease (120 months).

In addition to the tenant improvement allowance provided by the landlord, the Company also incurred tenant improvement expenses of $589,365. All of the tenant improvements will be amortized starting the date they are placed in service and continuing until the end of the lease.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a loan agreement in 2018 totaling $18,694. This note did not accrue interest. Monthly payments of $389 were required. The balance of this loan was $3,319 as of December 31, 2021, and was fully repaid in 2022.

The Company entered into a Small Business Administration ("SBA") Economic Injury Disaster Loan ("EIDL") originated in July of 2020. This note bears interest at 3.75% and matures in July 2050. Certain assets of the Company have been pledged as collateral for this note. Monthly payments of $2,495 are required starting in January of 2023. The balance of this loan was $499,900 and $149,900 as of December 31, 2022 and 2021, respectively.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$29,940
2024	$29,940
2025	$29,940
2026	$29,940
2027	$29,940
Thereafter	$350,200

Accrued Expenses

The Company had an accrued expenses balance of $178,711 and $188,860 as of December 31st, 2022 and 2021, respectively, primarily consisting of accrued compensation expenses of $161,157 and $152,398 as of December 31st, 2022, and 2021, respectively. The Company paid out the entire December 31st, 2022, accrued compensation balance in 2023.

NOTE 6 – EQUITY

The Company has authorized 40,700,000 of common shares with a par value of $0.0001 per share. 9,312,828 shares were issued and outstanding as of December 31, 2021 and 2022.

Voting: The holders of common stock are entitled to one vote per share of common stock.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 25,914,059 preferred shares with a par value of $0.0001 per share. 25,914,059, consisting of 14,478,323 Series A Preferred and 11,435,736 Series B Preferred, shares were issued and outstanding as of December 31, 2022.

Voting: The holders of preferred stock are entitled to one vote for every share of common stock they could own if their shares of preferred stock are converted to common stock.

Dividends: The holders of the Series A & B preferred stock are entitled to receive dividends, when and if declared by the Board of Directors, according to the number of shares of common stock held by such holders if such shares are converted to common stock. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

Conversion: Shares of preferred stock are convertible into shares of common stock at a rate of 1-to-1, subject to adjustment. Holders of preferred stock have the right to convert shares of preferred stock into shares of common stock at their discretion, and shares of preferred stock convert into shares of common stock automatically in the event of certain public offerings of the Company's common stock.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A & B preferred stock are entitled to receive prior to, and in preference to any distribution to the holders of common stock, an amount per share equal to the original issue price of such shares of preferred stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 16, 2024, the date these financial statements were available to be issued.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) totaling $2,268,175. $1,150,000 of the total SAFE agreements were entered into with related parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is not subject to a valuation cap.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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The Art and Soul of Rum™

Ranked among the world's best, Kuleana Rum Works was established in 2013 to celebrate Hawai'i by making award-winning, world-class and sustainable rums using fresh cane juice...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



KULEANA
RUM WORKS

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | DISCUSSION | INVESTING

REASONS TO INVEST



- Made with sustainable Hawaiian sugarcane and 0 additives, our award-winning, handcrafted spirits secured $13M in investments, and reviews from Forbes*, Wine Enthusiast* and the Beverage Testing Institute*.
- With rum sales to bars, restaurants and stores at a compound annual growth rate (CAGR) of more than 40% since 2021, and a national deal with Southern Glazer's Wine & Spirits – the largest US distributor – we believe we are positioned to scale to all 50 states as well as internationally.
- Our passionate team has a proven track record in the spirits industry. We're backed by influential advisors like David Perkins of High West Distillery and other visionaries.





*Source / *Source / *Source

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

Get Equity
$0.59 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$499.73	$25.19M

THE PITCH

Kuleana Rum Works – Join the Rum Revolution

We think the rum market is about to have a revolution. Kuleana Rum Works wants to lead the market's fastest-growing sector, Super Premium Rum, which grew at a CAGR of 27% in the Super-Premium category from 2016 to 2021 (Source). The market is demanding high-quality spirits and we're committed to making rum made from the best ingredients on Earth and without added sweeteners, flavors, or coloring. Our sustainable, award-winning, world-class rum is made from fresh kō (heirloom Hawaiian sugarcane), hand-cut from our beautiful 44-acre farm on the island of Hawai'i.



CELEBRATING HAWAI'I IN EVERYTHING WE DO™
KULEANA
NANEA
NO COLORS
NO FLAVORS
NO SWEETENERS



KULEANA

The rights and privileges one gets if they are willing to be responsible for something.

Kuleana is a Hawaiian word to represent an important value, responsibility, and a deep bond with the land that nourishes us. We protect our precious resources and sustainably source with regenerative farming, nurturing the soil so it sings with life for generations to come. At Kuleana Rum Works, we are building an intentional 'ohana (family) with our farmers, distillers, blenders, Rum Shack employees, restaurant partners, retailers, investors, our customers, and YOU, our Ambassador Investors.

THE OPPORTUNITY

Elevating Rum to a World-Class Spirit

At Kuleana Rum Works, we believe we're WAY MORE than just another rum company. We're farmers, distillers, and blenders – something almost unheard of among all spirits companies – crafting award-winning, additive-free rums that whisper the secrets of Hawai'i in every sip. Our agricole rum is made from 100% pure kō (heirloom Hawaiian sugarcane), hand-grown on our 44-acre sanctuary and kissed by the island sun. From farm-to-bottle, we transform fresh-pressed juice into liquid poetry, called the "World's Top Rum," by Forbes and the Beverage Testing Institute.

FARMERS

We grow and harvest kō (Hawaiian heirloom sugarcane) on our 44-acre farm

DISTILLERS

We distill at a very low 50-75 ABV (alcohol by volume), which makes an uncommonly flavorful spirit

BLENDERS

We use our Hawaiian Rum Agricole to create products not available anywhere else in the world

We are totally vertically integrated, controlling every part of the rum-making process, which, based on our research, is exceedingly rare in the spirits world. Kuleana Rum Works has built a thriving ecosystem, nourishing the land with regenerative farming and sharing aloha with more than 70,000 annual visitors through our farm, distillery, and Kuleana Rum Shack – a marketing funnel overflowing with rum-lovers and conscious consumers.

Our vision? Transform the rum market with additive-free excellence, while setting a new standard, one sip at a time. We're already available in 12 states and want your help expanding to all 50 states and beyond as the thirst for paradise and awesome rum keeps growing. We are working hard to make it easy for you to share your love of Kuleana Rum with your friends by asking your favorite bars, restaurants, and stores to carry Kuleana Rum.





HAWAIIAN RUM AGRICOLE
Highly Recommended
92
HŌKŪLEI
KULEANA

THE MARKET & OUR TRACTION

The $11B Rum Market With 27% CAGR in the Super Premium Category is in Need of Revolution



GLOBAL RUM MARKET
$11.26B
2021 Global Rum Market
The super-premium plus segment of the rum category is in the early stages of premium-ization, with a compound annual growth rate (CAGR) of:
27% 2016–2021 U.S. Market
18% 2016–2021 Europe Market

Source

With a CAGR of 27% in the Super-Premium category from 2016 to 2021 (Source), we believe the US rum market is thirsty for authenticity, sustainability, and a taste of paradise. Since 2021, sales of Kuleana Rum to bars, restaurants and retailers compound annual growth rate was in excess of 40%, positioning the company as a leader of what we call the Rum Revolution.

We have a proven track record and a strategic partnership with Southern Glazer's Wine & Spirits (the largest distributor in the US). We are seeking to shake up the rum industry and want to accelerate growth in sharing Kuleana Rum Works to millions of rum lovers around the US. But we need your help: **We want to build a legion of ambassador investors that ensure Kuleana Rum is available at their favorite restaurants, bars and stores, everywhere.** The investments from this round will be used to build sales distribution channels in every state and beyond. We won't stop until we share Kuleana across the globe!



RANKED AS ONE OF THE WORLD'S TOP RUMS
The World's Top Rums From The Beverage Testing Institute 2023
The top Unaged Fresh Cane Juice Rum was Kuleana Rum Works, Hawaiian Rum Agricole Batch No. 105 (93/100 points),
93 points
KULEANA

Source | Source

WHY INVEST

Join the Kuleana ‘Ohana Become an Ambassador Investor


THE ART AND
SOUL OF RUM
KULEANA
RUM WORKS
KULEANA
NANEA
KULEANA

Kuleana Rum Works isn't just premium rum, it's a love letter to Hawaiian kō, sunshine, and pure aloha. We are reviving heritage sugarcane, hand-crafting award-winning spirits, and have built a thriving ecosystem that's good for the planet and your palate. Now, with Forbes singing our praises and expansion underway, we feel we're ready to lead the Rum Revolution.

As a Kuleana Rum Ambassador, you not only gain an ownership stake in the company, you will also receive our deepest mahalo and aloha for being an early enthusiast of our rum and Hawai‘i.

Join us in sharing the sweet, sustainable spirit of paradise. Invest in Kuleana Rum Works today!

ABOUT

HEADQUARTERS
61-3270 Maluokalani St. #B6
Kamuela, HI 96743

WEBSITE
View Site

Ranked among the world’s best, Kuleana Rum Works was established in 2013 to celebrate Hawai‘i by making award-winning, world-class and sustainable rums using fresh cane juice and regenerative farming.

TEAM



Steve Jefferson
Founder, CEO, and Director

Steve Jefferson, a lifelong



Charles Sander
Co-Founder and Director

Charlie, an ambitious



David Perkins
Director

Founder and former CEO of

entrepreneur and journalist, launched Kuleana Rum Works, Hawaii's premier rum distillery, in 2013. With a 45-acre sugarcane farm, distillery, and bustling bar/restaurant drawing over 70,000 visitors annually, Kuleana Rum is now available in 12 states through Southern Glazer's distribution. When not in the thick of business, you'll find this Kohala resident racing, soaking up the ocean, and cherishing family time.



entrepreneur and investor, thrives on making a positive impact. With a diverse skill set, he excels in challenging environments, driving startups to successful exits via IPOs and M&A deals. His investments span technology, pharma, and beverage sectors.

Charlie works an average of 6 hours per week for Kuleana.



High West Distillery. Founded in 2006, High West won numerous awards and accolades for its innovative whiskey blends as well as its "ski-in" restaurant in downtown Park City Utah. Awarded "Distiller of the Year" in 2016. High West sold to Constellation Brands in 2016. Former biochemist at Genentech, Amgen, and Pfizer.

David works an average of 2-4 hours per week for Kuleana.





David Lewis
Principal Accounting Officer & Secretary

More than 25 years of experience in the financial industry (8 as an investment banker & 17 as a hedge fund analyst & manager). Involved in all facets of Company decision making – focus on making sure the Company grows within its means – accounting, budgeting, forecasting.





Matt Mitchell-Hardt
Chief Sales Officer

Matt Mitchell-Hardt, Chief Sales Officer, has 18+ years in the alcohol industry. Notably at Tanteo Spirits, he drove significant growth, earning Shanken Hot Prospect Impact brand status in 2022 (50K+ cases sold) and a top 15 Super-Premium tequila position. Previous roles include Boston Beer, Anheuser-Busch, and Miller Coors.

TERMS
Kuleana Spirits

Overview

PRICE PER SHARE
$0.59

VALUATION
$25.19M

DEADLINE ⓘ
Apr. 30, 2024 at 11:59 PM PDT

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$499.73

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.80

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
25,423

SHARES OFFERED
Series C Preferred Stock

MAX NUMBER OF SHARES OFFERED
2,093,220

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Kuleana Spirits, Inc., you are eligible for additional 5% bonus shares.

Reservation Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Flash Perk

Invest $5,000+ on days 60-67 of the offering and receive 5% bonus shares

Time-Based Perks

Early Bronze

Invest $1,000+ within the first 72 hours and receive 2% bonus shares.

Early Silver

Invest $2,500+ within the first two weeks and receive 4% bonus shares.

Early Gold

Invest $5,000+ within the first two weeks and receive 6% bonus shares.

Early Double Gold

Invest $10,000+ within the first two weeks and receive 10% bonus shares.

Early Platinum

Invest $25,000+ within the first two weeks and receive 15% bonus shares.

Volume-Based Perks

Bronze | $1,000+

Invest $1,000+ and receive a $10 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Silver | $2,500+

Invest $2,500+ and receive $20 off promo code + $50 gift card to be used at Kuleana Rum Shack + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Gold | $5,000+

Invest $5,000+ and receive a $30 off promo code + $100 gift card to be used at Kuleana Rum Shack + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

Double Gold | $10,000+

Invest $10,000+ and receive 5% bonus shares + a $250 gift card to be used at Kuleana Rum Shack + $40 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code) + Private Tasting with Founder for up to 8 people (travel not included).

Platinum | $25,000+

Invest $25,000+ and receive 10% bonus shares + a VIP Tour and Tasting for up to 12 people (travel not included) + $250 gift card to be used at Kuleana Rum Shack + $50 off promo code + INVESTOR CARD 10% off at any of our in-person locations FOR LIFE + exclusive investor hat (with code).

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Kuleana Spirits, Inc. (dba "Kuleana Rum Works") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Preferred Stock at $0.59 / share, you will receive 110 shares of Series C Preferred Stock, meaning you'll own 110 shares for $59. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

PRESS

The Manual


It's time to pay attention to Hawaiian rum — why this liquor should be on your bar cart

View Article

Wine Enthusiast


Top 100 Spirits | 2022

View Article

Forbes


The World's Top Rums From The Beverage Testing Institute 2023

View Article

The Rum Lab



Some of Hawaii's Best Rum Bars and Distilleries You Should Visit

[**View Article**]

The Zoe Report



Rum Cocktails That'll Lend A Tropical Twist To Your Fall Drink Repertoire

[**View Article**]

[**Show More Press**]

ALL UPDATES

02.09.24

Kuleana named Top 25 Spirit!

We are extremely proud to be named a [Top 25 Spirit](#) by the venerable Beverage Testing institute!! PLUS in the sub-category of Rums Aged Over Three Years, our Hōkūlei was named the World's Top Rum, and our Hawaiian Rum Agricole was named "The World's Top Rum" in the fresh sugarcane juice category!



[Show More Updates]

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Kuleana Spirits.

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STEVE:

Kuleana Rum Works is on a mission to elevate rum to its rightful place as a world-class spirit. We are a Hawaii-based distillery making award-winning rum from rare Hawaiian heirloom sugarcane, known as kō.

Pacific wayfinders cultivated kō for millennia, introducing it to the islands with the first settlers a thousand years ago. It's this ancient story that gives Kuleana Rum one of the most epic origin stories of any spirit.

But the catch is that most people still connect rum with pirates and tiny paper umbrellas. This stems from most brands relying on artificial colors, flavors, or sweeteners to make them taste good. The result is a sea of one-dimensional, sugary rums that are usually hidden in even sweeter drinks.

But the tides are starting to change. Today, rum is one of the fastest growing spirits categories in the world. Since 2016, the super premium rum segment has grown into an $11 billion dollar giant at a 27% growth rate in the USA.

By making some of the most authentic rums in the world...

From some of the world's finest fresh sugarcane juice...

We've positioned ourselves to lead the Rum Revolution in ways that, we believe, no one else can.

As farmers, we grow 35 kō sugarcane varieties on our Kohala Coast farm, all descended from the plants first brought to Hawaii by its settlers.

As distillers, we use a meticulous small-batch process that captures the beauty of Hawaiian kō. With every bottle, there's a story and depth of flavor that other rums simply can't touch.

And as blenders, we welcomed whiskey legend David Perkins—the founder of High West Distillery—to spearhead our blending program. He's been a driving force in helping us create the rums that Forbes, the Beverage Testing Institute, and Wine Enthusiast hail as some of the world's finest.

DAVID PERKINS [TESTIMONIAL]

When I heard Kuleana had a 45-acre farm where they are growing ancestral heirloom sugarcane, I was hooked. For kuleana to make the decision to control all aspects of production, I was very excited to see that. I'm very, very proud to be part of the team bringing this product to market. It's one of the best rums, if not best spirits in the world.

The result is a range of exceptional rums, from bright unaged varieties that make cocktails sing to properly aged sipping rums meant to rival the world's finest spirits.

And we do it while honoring the Hawaiian concept of kuleana, which says privileges are earned through being responsible for something. We cherish our land and community, and it is our mission to share a little bit of Hawaii with every sip.

This raise will fuel our Sales & Marketing efforts. We want to empower a legion of brand ambassadors, driving demand at bars, restaurants and at stores as we continue to expand across the nation and globally.

So let's raise a glass to the land, people and culture that embody the kuleana spirit. Invest in Kuleana Rum today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:33 PM 02/20/2024
FILED 05:33 PM 02/20/2024
SR 20240594143 - File Number 6498187

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF KULEANA SPIRITS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Kuleana Spirits, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is Kuleana Spirits, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on August 1, 2017, under the name Kuleana Spirits, Inc.

SECOND: That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is Kuleana Spirits, Inc.

ARTICLE II

The address of the registered office of this corporation in the State of Delaware is 3500 So. DuPont Highway, in the City of Dover, County of Kent, 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

A.   Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 100,287,686. The total number of shares of common stock authorized to be issued is 58,530,785, par value $0.0001 per share (the "Common Stock"). The total number of shares of preferred stock authorized to be issued is 41,756,901, par value $0.0001 per share (the "Preferred Stock"), 14,478,323 of which are designated as "Series A Preferred Stock," 11,435,736 of which are designated as "Series B Preferred Stock," 11,016,949 of which are designated as "Series C Preferred Stock," and 4,825,893 of which are designated as "Series C-1 Preferred Stock."

B.   Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1.   Dividend Provisions.

(a)   The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this corporation) on the Common Stock of this corporation, at the applicable Dividend Rate (as defined below), payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. The holders of the outstanding Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the holders of a majority of the shares of Preferred Stock then outstanding (voting together as a single class and not as separate series, and on an as-converted basis). Payment of any dividends to the holders of Preferred Stock under this Section 1 shall be on a *pro rata, pari passu* basis in proportion to the Dividend Rates for each series of Preferred Stock. For purposes of this subsection 1(a), "Dividend Rate" shall mean (i) an annual rate of $0.0204 for each share of Series A Preferred Stock, (ii) an annual rate of $0.0257 for each share of Series B Preferred Stock, and (iii) an annual rate of $0.0295 for each share of Series C Preferred Stock and Series C-1 Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

(b)   After payment of such dividends, any additional dividends or distributions (other than dividends on Common Stock payable solely in the form of additional Common Stock) shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective Conversion Rate.

2.   Liquidation Preference.

(a)   In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive out of the proceeds payable to, or the assets of this corporation available for distribution to, its stockholders (the "Proceeds"), prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Preferred Stock, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Third Amended and Restated Certificate of Incorporation, "Original Issue Price" shall mean (i) $0.4076 per share for each share of the Series A Preferred Stock, (ii) $0.5137 per share for each share of the Series B Preferred Stock, and (iii) $0.5900 per share for each share of the Series C Preferred Stock and Series C-1 Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(b)   Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c)   Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion of all shares of such series and all shares of each other series of Preferred Stock that would receive a greater per share amount under this Section 2 if converted to Common Stock, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such shares did not convert into Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d)   (i)   For purposes of this Section 2, a "Liquidation Event" shall include (A) the closing of the sale, transfer or other disposition of all or substantially all of this corporation's assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), or (C) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii)   In any Liquidation Event, if Proceeds received by this corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A)   Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1)   If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3)   If there is no active public market, the value shall be the fair market value thereof, as mutually determined by this corporation and the holders of a majority of the voting power of all then outstanding shares of Preferred Stock.

(B)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by this corporation and the holders of a majority of the voting power of all then outstanding shares of such Preferred Stock.

(C)   The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, with the appropriate approval of the definitive agreements governing such Liquidation Event by the stockholders under the General Corporation Law and Section 6 of this Article IV(B), be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii)   In the event the requirements of this Section 2 are not complied with, this corporation shall forthwith either:

(A)   cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B)   cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(d)(iv) hereof.

(iv)   This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(e)   In the event of a deemed Liquidation Event pursuant to subsection 2(d)(i), if any portion of the consideration payable to the stockholders of this corporation is placed into escrow and/or is payable to the stockholders of this corporation subject to contingencies, the definitive agreement with respect to such deemed Liquidation Event shall provide that the portion of such consideration that is placed in escrow and/or subject to any contingencies (the "Contingent Consideration") shall be allocated among the holders of capital stock of this corporation in accordance with subsections 2(a) and 2(b) as if all consideration ultimately payable in the transaction, including the Contingent Consideration, is paid without restrictions at the time of closing the deemed Liquidation Event (so that the Contingent Consideration shall be allocated among the holders of capital stock of this corporation pro rata based on the amount of such consideration otherwise payable to each stockholder pursuant to this Section 2).

3.   Redemption. The Preferred Stock is not redeemable at the option of the holder thereof.

4.   Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a)   Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price for such series (the conversion rate for a series of Preferred Stock into Common Stock is referred to herein as the "Conversion Rate" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The "Conversion Price" per share for each series of

Preferred Stock shall initially be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b)   Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) the closing of this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, the public offering price of which was in excess of $20,000,000 in the aggregate, and at a price per share that is at least 2.5 times the Original Issue Price of the Series B Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock), or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(c)   Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date set forth for conversion in the written notice of the election to convert irrespective of the surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with the provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date.

(d)   Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i)   (A) If this corporation shall issue, on or after the date upon which this Third Amended and Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price (calculated to the nearest one ten-thousandth of a cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by this corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of such Additional Stock. For purposes of this Section 4(d)(i)(A), the term "Common Stock Outstanding" shall mean and include the following: (1) outstanding Common Stock, (2) Common Stock issuable upon conversion of outstanding Preferred Stock, (3) Common Stock issuable upon exercise of outstanding stock options and (4) Common Stock issuable upon exercise (and, in the case of warrants to purchase Preferred Stock, conversion) of outstanding warrants. Shares described in (1) through (4) above shall be included whether vested or unvested, whether contingent or non-contingent and whether exercisable or not yet exercisable.

(B)   No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one cent per share. Except to the limited extent provided for in subsections (E)(3) and (E)(4), no adjustment of such Conversion Price pursuant to this subsection 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C)   In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D)   In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E)   In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for purposes of determining the number of shares of Additional Stock issued and the consideration paid therefor:

(1)   The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account

potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)), if any, received by this corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2)   The aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)).

(3)   In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to this corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price of the Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4)   Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of the Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5)   The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 4(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 4(d)(i)(E)(3) or (4).

(ii)   "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to subsection 4(d)(i)(E)) by this corporation on or after the Filing Date other than:

(A)   Common Stock issued pursuant to a transaction described in subsection 4(d)(iii) hereof;

(B)   Common Stock issued to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by this corporation's Board of Directors;

(C)   Common Stock issued pursuant to an underwritten public offering;

(D)   Common Stock issued pursuant to the conversion or exercise of convertible or exercisable securities outstanding on the Filing Date;

(E)   Common Stock issued in connection with a bona fide business acquisition by this corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise;

(F)   Common Stock issued or deemed issued pursuant to subsection 4(d)(i)(E) as a result of a decrease in the Conversion Price of any series of Preferred Stock resulting from the operation of Section 4(d);

(G)   Common Stock issued upon conversion of the Preferred Stock;

(H)   Common Stock issued pursuant to any equipment leasing, bank credit or debt financing arrangement;

(I)   Common Stock issued pursuant to strategic transactions entered into primarily for non-equity financing purposes; or

(J)   Common Stock that is issued with the unanimous approval of the Board of Directors of this corporation and the Board of Director specifically states that it shall not be Additional Stock.

(iii)   In the event this corporation should at any time or from time to time after the Filing Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in subsection 4(d)(i)(E).

(iv)   If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e)   Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(iii), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(f)   Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g)   No Fractional Shares and Certificate as to Adjustments.

(i)   No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and this corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(ii)   Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(h)   Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

(i)   Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Third Amended and Restated Certificate of Incorporation.

(j)   Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of a majority of the outstanding shares of such series of Preferred Stock. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

5.   Voting Rights.

(a)   General Voting Rights. Except as provided below, the holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Notwithstanding the foregoing or any other provision of this Third Amended and Restated Certificate of Incorporation, the Series C Preferred Stock shall have only such voting rights, if any, as required by law as to matters affecting such Series C Preferred Stock, and shares of Series C Preferred Stock shall not be included in determining the number of shares entitled to vote on any matter where voting rights enjoyed by the Series C Preferred Stock is not so required by law. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b)   Voting for the Election of Directors. As long as at least six million (6,000,000) shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of such shares of Preferred Stock shall be entitled to elect one (1) director of this corporation at any election of directors. The holders of outstanding Common Stock (voting as a separate class, exclusive of any Preferred Stock) shall be entitled to elect two (2) directors of this corporation at any election of directors. The holders of a majority of the outstanding shares of Preferred Stock and the holders of a majority of the outstanding shares of Common Stock (voting separately as separate classes) shall be entitled to elect any remaining directors of this corporation.

Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Third Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Director's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

6.   Protective Provisions. So long as at least six million (6,000,000) shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, this corporation shall not (by amendment, merger, consolidation or otherwise) without (in addition to any other vote required by law or the

this Third Amended and Restated Certificate of Incorporation) first obtaining the approval by vote or written consent, as provided by law, of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, on an as-converted basis):

(a)   amend, alter or repeal any provision of this Third Amended and Restated Certificate of Incorporation or Bylaws that alters or changes the powers, preferences, or special rights of the Preferred Stock in a material and adverse manner (it being understood that the creation or authorization of a class or series of stock that is senior to, or on parity with, or junior to any other class or series of stock shall not be deemed to materially or adversely affect the powers, preferences, or special rights of such series of Preferred Stock);

(b)   increase or decrease (other than by redemption or conversion) the total number of authorized shares of Preferred Stock;

(c)   authorize or issue any equity security (including any other security convertible into or exercisable for any such equity security) having a preference that is senior to the Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Preferred Stock this Third Amended and Restated Certificate of Incorporation (including any security convertible into or exercisable for such shares of Preferred Stock);

(d)   redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Common Stock; provided, however, that this restriction shall not apply to (i) the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal; or (ii) repurchases pursuant to the terms of the Amended and Restated First Refusal and Co-Sale Agreement, dated on or about December 9, 2019, by and among this corporation and the other parties named therein (as the same may be further amended or restated from time to time); or

(e)   pay or declare any dividend on any shares of capital stock of this corporation other than dividends payable on the Common Stock solely in the form of additional shares of Common Stock.

7.   <u>Status of Converted Stock</u>. In the event any shares of Preferred Stock shall be converted pursuant to <u>Section 4</u> hereof, the shares so converted shall be cancelled and shall not be issuable by this corporation. This Third Amended and Restated Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

8.   <u>Notices</u>. Any notice required by the provisions of this <u>Article IV(B)</u> to be given to the holders of shares of Preferred Stock shall be deemed given (i) if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of this corporation, (ii) if such notice is provided by electronic

transmission in a manner permitted by Section 232 of the General Corporation Law, or (iii) if such notice is provided in another manner then permitted by the General Corporation Law.

C.   Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1.   Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2.   Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3.   Redemption. The Common Stock is not redeemable at the option of the holder.

4.   Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

ARTICLE V

Except as otherwise provided in this Third Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

The number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

A director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Third Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

*   *   *

THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That this Third Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 20th day of February, 2024.

/s/ Steve Jefferson
Steve Jefferson, President

EXHIBIT G TO FORM C

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The Art and Soul of Rum™

Ranked among the world's best, Kuleana Rum Works was established in 2013 to celebrate Hawai'i by making award-winning, world-class and sustainable rums using fresh cane juice...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



KULEANA
RUM WORKS

$220,422.07 Reserved

OVERVIEW | ABOUT | PRESS & UPDATES | REWARDS | DISCUSSION | INVESTI >

REASONS TO INVEST



- Made with sustainable Hawaiian sugarcane and 0 additives, our award-winning, handcrafted spirits secured $13M in investments, and reviews from Forbes*, Wine Enthusiast* and the Beverage Testing Institute*.
- With rum sales to bars, restaurants and stores at a compound annual growth rate (CAGR) of more than 40% since 2021, and a national deal with Southern Glazer's Wine & Spirits – the largest US distributor – we believe we are positioned to scale to all 50 states as well as internationally.
- Our passionate team has a proven track record in the spirits industry. We're backed by influential advisors like David Perkins of High West Distillery and other visionaries.





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*These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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RESERVED
$220,422.07

INVESTORS
37

ABOUT

HEADQUARTERS
61-3270 Maluokalani St. #B6
Kamuela, HI 96743

WEBSITE
View Site

Ranked among the world's best, Kuleana Rum Works was established in 2013 to celebrate Hawai'i by making award-winning, world-class and sustainable rums using fresh cane juice and regenerative farming.

TEAM



Steve Jefferson
Founder, CEO, and Director
Steve Jefferson, a lifelong



Charles Sander
Co-Founder and Director
Charlie, an ambitious



David Perkins
Director
Founder and former CEO of

entrepreneur and journalist, launched Kuleana Rum Works, Hawaii's premier rum distillery, in 2013. With a 45-acre sugarcane farm, distillery, and bustling bar/restaurant drawing over 70,000 visitors annually, Kuleana Rum is now available in 12 states through Southern Glazer's distribution. When not in the thick of business, you'll find this Kohala resident racing, soaking up the ocean, and cherishing family time.



entrepreneur and investor, thrives on making a positive impact. With a diverse skill set, he excels in challenging environments, driving startups to successful exits via IPOs and M&A deals. His investments span technology, pharma, and beverage sectors.

Charlie works an average of 6 hours per week for Kuleana.



High West Distillery. Founded in 2006, High West won numerous awards and accolades for its innovative whiskey blends as well as its "ski-in" restaurant in downtown Park City Utah. Awarded "Distiller of the Year" in 2016. High West sold to Constellation Brands in 2016. Former biochemist at Genentech, Amgen, and Pfizer.

David works an average of 2-4 hours per week for Kuleana.





David Lewis
Principal Accounting Officer & Secretary

More than 25 years of experience in the financial industry (8 as an investment banker & 17 as a hedge fund analyst & manager). Involved in all facets of Company decision making – focus on making sure the Company grows within its means – accounting, budgeting, forecasting.





Matt Mitchell-Hardt
Chief Sales Officer

Matt Mitchell-Hardt, Chief Sales Officer, has 18+ years in the alcohol industry. Notably at Tanteo Spirits, he drove significant growth, earning Shanken Hot Prospect Impact brand status in 2022 (50K+ cases sold) and a top 15 Super-Premium tequila position. Previous roles include Boston Beer, Anheuser-Busch, and Miller Coors.

PRESS

The Manual
It's time to pay attention to Hawaiian rum — why this liquor should be on your bar cart



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Wine Enthusiast
Top 100 Spirits | 2022



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Forbes
The World's Top Rums From The Beverage Testing Institute 2023



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The Rum Lab
Some of Hawaii's Best Rum Bars and Distilleries You Should Visit



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The Zoe Report
Rum Cocktails That'll Lend A Tropical Twist To Your Fall Drink Repertoire



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02.09.24

Kuleana named Top 25 Spirit!

We are extremely proud to be named a Top 25 Spirit by the venerable Beverage Testing institute!! PLUS in the sub-category of Rums Aged Over Three Years, our Hōkūlei was named the World's Top Rum, and our Hawaiian Rum Agricole was named "The World's Top Rum" in the fresh sugarcane juice category!



Beverage Testing Institute's Top 25 Spirits

BY LOU BANK | JANUARY 12, 2024

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KULEANA RUM WORKS

WANTED: 1,000 True Fans

We are on our way to accomplishing something rarely done from Hawai'i, and we need your help!

For the past five years, we have taken on the rum world and challenged it to be better by offering a vastly superior product.

The magic ingredient is Hawai'i.

From a quiet corner of the Big Island, we are taking on the spirits giants of the world, showing there is a better way – the Hawai'i way – of doing things. And it’s working. We’ve won Gold, Double-Gold, and multiple Platinum medals in the toughest competitions. Our rums are scored from 92 to 96 points across our lineup. The top sources in the industry named us among the highest-rated rums, if not spirits, in the world.

NOW WE NEED YOUR HELP

Our secret is elegantly simple: do the right thing, every part of the way. Bring back indigenous crops. Regenerate the soil. Use the best ingredients on Earth.

Use natural processes. Make every component spectacular. Do not use additives to fool people. Celebrate our culture which demands this from each one of us.

We are trying to make the world's best rum AND show that you can win BECAUSE you are doing things right. Short-term decisions are not only harmful but LESS VALUABLE.

Join us in this Rum Revolution. Become an Ambassador Investor and help us bring Kuleana Rum to your favorite restaurants, shops, and bars. If we can get 1,000 people to do that across the country, we cannot be stopped.

Since 2013, we've done the hard work:

- Sourcing kō (heirloom Hawaiian sugarcane)
- Planting it in 600+ one-gallon pots
- Transferring kō to a 2-acre farm. Hand weeding on weekends, installing drip irrigation lines, and stringing fences
- Learning to make rum
- Learning to make terrible rum
- Learning to make great rum
- Raising more than $13M from ~100 sophisticated investors
- Buying 45 acres in Kohala and planting 20 acres of kō
- Building the Big Island's first distillery
- Building the Kuleana Rum Shack
- Delivering the first cases from the back of a Tacoma truck
- Opening distribution in California & Colorado
- Signing a national distribution deal with the biggest distributor in the US
- Expanding sales to 12 states
- Winning some of the highest honors in the spirits industry on all of our products
- Quadrupling capacity in the distillery
- Hiring a passionate team with formidable expertise in distilling, blending, finance, operations, restaurant management, and sales

Our perks are designed to incentivize you! Wear your exclusive Ambassador hat, use the discounts and lifetime investor card to share Kuleana with your friends, and get bonus shares to benefit from our financial success.

Join us today! We need 1,000 true fans. Let's make rum great. Let's get corporations to want to do the right thing. Let's share aloha everywhere.

What is the Opportunity?

Kuleana Rum Works is on a growth trajectory, and we want you, our earliest customers, to be a part of our success.

- We have invested more than $13M to create sustainably made, Hawaiian, additive-free rums with reviews from Forbes and the Beverage Testing Institute calling them the 'The World's Top Rum', as well as a 'Top 100 Spirits' by Wine Enthusiast.

- With Kuleana Rum sales to bars, restaurants, and stores maintaining a compound annual growth rate (CAGR) of more than 40% since 2021, a 275% surge in sales since 2020, and a national deal with Southern Glazer's Wine & Spirit—the largest US distributor— we believe we are positioned to scale nationally and abroad.

- You are joining a team of like-minded enthusiasts and keen investors who love Hawaii and great rum. Our passionate team has a proven track record in the spirits industry. We're backed by influential investors/advisors like David Perkins of High West Distillery and other visionaries.

What's next?

- Please share this email with as many people as you can. You have great power.

- Learn more about our campaign here. You'll find more information on our business and growth plan, financials, investor benefits, and a lot more.

- Sign-up for your free StartEngine account here.

- Hit the "Follow" button on our campaign page to follow along our journey and receive updates throughout our campaign

Now that you know a little more about our background and what equity crowdfunding is all about, we hope you will consider joining our investor community.

RESERVE YOUR SHARES

What exactly is equity crowdfunding?

Regulation Crowdfunding gives eligible companies of all types an opportunity to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well.

In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

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🚨 No Money Legend Disclaimer 🚨

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Kuleana Rum Works

61-3270 Maluokalani St, B6
Kamuela, HI 96743 United States

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